T3/11

BB 3/3

03001874 STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING FEB 27 2003 WASH. D.C. 181 SECTION

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28642

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Michael A. Steinberg & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12 East 49th Street
(No. and Street)

New York,	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Feld (212) 980-0080
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TODMAN & COMPANY, CPAs, P.C.
(Name — *if individual, state last, first, middle name*)

120 Broadway/Suite 3660, New York, NY 10271
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Steven Feld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Michael A. Steinberg & Company, Inc., as of December 31, 19 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

VICTOR MICHAEL MARCHIONI
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/19/2004

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICHAEL A. STEINBERG & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAs, P.C.

Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Michael A. Steinberg & Company, Inc.
12 E. 49th Street - Suite 1202
New York, NY 10017

We have audited the accompanying statement of financial condition of Michael A. Steinberg & Company, Inc. as of December 31, 2002 and for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Michael A. Steinberg & Company, Inc. as of December 31, 2002, in conformity with U. S. generally accepted accounting principles.

Todman & Co CPAs P.C.

New York, New York
January 17, 2003

MICHAEL A. STEINBERG & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 311,020
Receivable from brokers and dealers	9,815
Other	57,540
Total assets	$ 378,375

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 80,940
Total liabilities	80,940
Commitments and contingencies	
Stockholders' equity	
Capital stock - common, par value $.01	
Authorized: 50,000 shares	
Issued and outstanding: 25,000 shares	250
Additional paid-in capital	24,750
Retained earnings	272,435
Total stockholders' equity	297,435
Total liabilities and stockholders' equity	$ 378,375

The accompanying notes are an integral part of these financial statements.

MICHAEL A. STEINBERG & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Michael A. Steinberg & Company, Inc. (the Company) is a Delaware corporation formed for the purpose of conducting business as a broker-dealer in securities. The Company operates under the provisions of Paragraph (k)(2)(ii) of rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully-disclosed basis with a clearing broker-dealer, and promptly transmits all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

(b) Securities Transactions

Securities transactions (and the related commission income and expense) are recorded on a trade-date basis.

(c) Cash and Cash Equivalents

Cash and cash equivalents include highly liquid debt instruments purchased with a maturity of three months or less.

(d) Income Taxes

For income tax purposes, the stockholders have elected that the Company be treated under subchapter S of the Internal Revenue Code and as a Small Business Corporation under New York State Corporate Franchise Tax laws. Accordingly, no provision has been made for federal or state income taxes since the net income of the Company is to be included in the tax returns of the individual stockholders.

New York City tax law does not recognize "S" Corporation status. Accordingly, taxes, if applicable, have been provided for at current rates.

The Company's New York City net operating loss carryforward amounting to $237,000 expires in 2022. The deferred tax asset resulting from such net operating loss carryforward has been offset in full with a contra valuation allowance in the accompanying financial statements.

(e) Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

MICHAEL A. STEINBERG & COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 2 - Commitments

Operating Lease

The Company leases space under arrangements expiring May 31, 2003 and September 14, 2003. The future minimum remaining rental payments under these leases approximate $328,425 plus escalation, based on certain increases in costs incurred by the landlord. The Company is subleasing a portion of its space for $7,103 per month plus escalation, scheduled to expire May 31, 2003.

During 2002, an affiliate entity occupied substantially all of its space and, accordingly, is accounting for all costs and income under the terms of the leases and sublease.

Note 3 - Related Party Transactions

The Company shares nominal office space, personnel and other administrative expenses with affiliated companies. Administrative fees charged by affiliates amounted to $53,000.

Note 4 - Retirement Plans

Profit Sharing Plan

The Company sponsors a defined contribution profit sharing trust covering substantially all employees. Contributions, if any, are at the discretion of the Company's Board of Directors, and are not to exceed 15% of aggregate compensation, and the amount allocated to any participant shall not exceed the lesser of $40,000 or 25% of his/her total compensation. Provision for contributions in the accompanying financial statements is $40,000.

Note 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2002, the Company had net capital, as computed under the rule, of $229,631, which was $224,235 in excess of the required amount. The Company's net capital ratio was 35%.

Note 6 - Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker-dealer on a fully-disclosed basis.

The Company's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

A copy of the Company's Statement of Financial Condition as at December 31, 2002, pursuant to the SEC rule 17a-5, is available for examination at the Company's main office and at the regional office of the SEC.